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UNITED STATES	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER 000-53830

NOTIFICATION OF LATE FILING	CUSIP NUMBER 52602V104

(Check One):   ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR  ☐ Form N-CSR

 For Period Ended:      December 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

 For the transition period ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Lenco Mobile Inc.

 Full Name of Registrant

Former Name if Applicable

2025 First Avenue, Suite 320

Address of Principal Executive Office (Street and Number)

Seattle, Washington 98121

 City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K (the "Form 10-K") for the year ended December 31, 2011 of Lenco Mobile Inc. (the "Company"), cannot be filed with the Securities and Exchange Commission (the "SEC") at this time without unreasonable effort or expense due to the delay experienced by the Company in completing its financial statements and other disclosure in the Form 10-K. This delay is primarily the result of the closing of the Company's acquisition of iLoop Mobile Inc. ("iLoop") in December 2011, recent managerial changes, and a change in the Company’s independent registered public accounting firm. As reported in the Company’s Current Report on Form 8-K filed with the SEC on December 30, 2011, the Company completed its acquisition of iLoop on December 27, 2011. In connection with the acquisition, the Company's board of directors appointed Matthew Harris, who had served as iLoop's chief executive officer, as the Company's new chief executive officer. Since the closing of the acquisition, Mr. Harris and other members of management of the Company have devoted significant time to the integration of the companies, including relocation of the Company's corporate headquarters from Santa Barbara, California to Seattle, Washington. In addition, as reported in the Company's Current Report on Form 8-K filed with the SEC on March 1, 2012, the Company hired Chris Dukelow, a Seattle-based finance executive, on February 27, 2012 as the Company's new Chief Financial Officer, and retained Peterson Sullivan LLP, a Seattle audit and accounting firm, on February 28, 2012 to replace California-based SingerLewak LLP as the Company's new independent registered public accounting firm. The foregoing developments have delayed management's preparation of the Company's financial statements and other disclosures in the Form 10-K, which has resulted in a delay by the Company in obtaining review of its Form 10-K by its board of directors and an audit of the Company's financial statements by its independent registered public accounting firm. The Company anticipates filing the Form 10-K on or before March 30, 2012, the 15th calendar day following the prescribed due date, as permitted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Chris Dukelow	(206)	419-1975
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations of the Company for the year ended December 31, 2011 are expected to show significant changes when compared to the same period of the previous fiscal year. These changes reflect, among other things, the discontinued operations and related impairment losses related to the divestitures of the Company's internet and broadcast media segments operated under its wholly owned subsidiaries, Lenco Media Inc. and Lenco Multimedia Inc., as discussed further in the Company's amended Quarterly Report on Form 10Q/A filed on November 7, 2011 with the SEC. Revenue from continuing operations for the year ended December 30, 2011 is expected to be approximately $9.5 million compared to revenue from continuing operations of $6.1 million for the year ended December 31, 2010. The loss from continuing operations before provision for income taxes for the year ended December 31, 2011 is expected to be approximately $7.9 million compared to $4.2 million for the year ending December 31, 2010. As the Company is currently still in the process of completing its financial statements for fiscal year 2011, a reasonable estimate of the financial results of the Company for that period beyond those disclosed above cannot be made at this time.

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The expected results for fiscal year 2011 disclosed in the paragraph above are preliminary and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These expected results are subject to completion and review of the 2011 financial statements by the Company, as well as audit by the Company's independent registered public accounting firm. Since the registrant hasn't completed its financial statements and the audit of the financial statements has also not been completed, the Company's final results for the fiscal year 2011 may be materially different from those described above.

Lenco Mobile Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2012	By:	/s/ Chris Dukelow
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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